UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

CARGO THERAPEUTICS, INC.

(Name of Subject Company (Issuer))

CONCENTRA BIOSCIENCES, LLC

(Name of Filing Persons (Co-Offeror 1))

CONCENTRA MERGER SUB VII, INC.

(Name of Filing Persons (Co-Offeror 2))

TANG CAPITAL PARTNERS, LP

(Name of Filing Persons (Co-Offeror 3))

TANG CAPITAL MANAGEMENT, LLC

(Name of Filing Persons (Co-Offeror 4))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

14179K 101

(CUSIP Number of Class of Securities)

Kevin Tang

Concentra Biosciences, LLC

4747 Executive Drive, Suite 210

San Diego, California 92121

Tel. (858) 281-5372

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

Ryan A. Murr

Gibson, Dunn & Crutcher LLP

One Embarcadero Center, Suite 2600

San Francisco, CA 94111

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.  ☒

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 13d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed under cover of Schedule TO on July 21, 2025 (together with any subsequent amendments and supplements thereto, the “Schedule TO”) by Concentra Biosciences, LLC, a Delaware limited liability company (“Parent” or “Purchaser”). This Schedule TO relates to the offer (the “Offer”) by Purchaser, to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (“Shares”), of CARGO Therapeutics, Inc., a Delaware corporation (“CARGO”), for: (i) $4.379 per Share in cash (the “Cash Amount”); and (ii) one non-transferable contractual contingent value right for each Share (each, a “CVR” and each CVR together with the Cash Amount, the “Offer Price”), all upon the terms and subject to the conditions described in the Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 7, 2025 (together with any amendments or supplements thereto, the “Merger Agreement”), among CARGO, Parent and Concentra Merger Sub VII, Inc. (“Merger Sub”), a copy of which is filed as Exhibit (d)(1) hereto and incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO. Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Merger Agreement.

Except as otherwise set forth in this Amendment, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment by reference. This Amendment should be read together with the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase.

ITEMS 1 THROUGH 9 AND 11

Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“Closing of the Merger

The Offer expired as scheduled, on the Expiration Date, one minute after 11:59 p.m. Eastern Time on Monday, August 18, 2025 and was not extended. The Depositary & Paying Agent has advised Purchaser that, as of the Expiration Date, a total of 34,569,840 Shares were validly tendered into, and not validly withdrawn from, the Offer, representing approximately 71.48% of Shares that were issued and outstanding as of the Expiration Date. All conditions to the Offer, including the Minimum Tender Condition, having been satisfied or waived, and Purchaser irrevocably accepted for payment and expects to promptly pay for all Shares validly tendered and not validly withdrawn in the Offer pursuant to the terms of the Offer and the Merger Agreement.

On August 19, 2025, Parent completed the acquisition of CARGO pursuant to the terms of the Merger Agreement, through the merger of Merger Sub with and into CARGO in accordance with Section 251(h) of the DGCL, with CARGO continuing as the surviving corporation in the Merger and thereby becoming a wholly owned subsidiary of Parent. At the Effective Time of the Merger, each issued and outstanding Share not tendered into the Offer (other than any Shares held in the treasury of CARGO, owned by Parent, Merger Sub or any other subsidiary of Parent, or any Shares held by any stockholders of CARGO who are entitled to and who properly exercise appraisal rights under Delaware law) was automatically converted into the right to receive the Offer Price without interest, less any applicable withholding taxes.

The Shares ceased to trade on Nasdaq prior to the commencement of trading on August 19, 2025, and CARGO has requested that Nasdaq file a Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act on Form 25 to delist and deregister the Shares. Parent and CARGO intend to file a certification and notice of termination of registration on Form 15 with the SEC requesting the termination of registration of the Shares under Section 12(g) of the Exchange Act and the suspension of reporting obligations under Section 13 and 15(d) of the Exchange Act with respect to the Shares and take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of CARGO’s reporting obligations under the Exchange Act as promptly as practicable.”

ITEM 12.	EXHIBITS.

Index No.
(a)(1)(A)*	Offer to Purchase, dated July 21, 2025
(a)(1)(B)*	Form of Letter of Transmittal
(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(5)(A)*	Press Release of CARGO issued on July 8, 2025 (incorporated by reference to Exhibit 99.1 to CARGO’s Current Report on Form 8-K (File No. 001-41859) filed with the SEC on July 8, 2025)
(d)(1)*	Agreement and Plan of Merger, dated July 7, 2025, by and among Concentra Biosciences, LLC, Concentra Merger Sub VII, Inc. and CARGO Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 to CARGO’s Current Report on Form 8-K (File No. 001-41859) filed with the SEC on July 8, 2025)
(d)(2)*	Confidentiality Agreement, dated March 28, 2025, between CARGO and TCM
(d)(3)*	Limited Guaranty, dated July 7, 2025
(d)(4)*	Form of Tender and Support Agreement (incorporated by reference to Exhibit E of Exhibit 2.1 to CARGO’s Current Report on Form 8-K (File No. 001-41859) filed with the SEC on July 8, 2025)
(d)(5)*	Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit 10.1 to CARGO’s Current Report on Form 8-K (File No. 001-41859) filed with the SEC on July 8, 2025)
(d)(6)**	Contingent Value Rights Agreement, dated August 19, 2025, by and among Parent, Merger Sub, the Rights Agent and the Representative.
(g)	Not applicable
(h)	Not applicable
107*	Filing Fee Table

*	Previously filed.
**	Filed herewith.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2025

CONCENTRA BIOSCIENCES, LLC

By:	/s/ Kevin Tang
	Name:	Kevin Tang
	Title:	Chief Executive Officer

CONCENTRA MERGER SUB VII, INC.

By:	/s/ Kevin Tang
	Name:	Kevin Tang
	Title:	Chief Executive Officer

TANG CAPITAL PARTNERS, LP

By:	/s/ Kevin Tang
	Name:	Kevin Tang
	Title:	Manager of Tang Capital Management, LLC, General Partner of Tang Capital Partners, LP

TANG CAPITAL MANAGEMENT, LLC

By:	/s/ Kevin Tang
	Name:	Kevin Tang
	Title:	Manager